04001543

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 2 6 2004 DIVISION OF MARKET REGULATION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35658

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dowling + Partners Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

190 Farmington Ave.
(No. and Street)

Farmington (City) CT (State) 06032 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent J. Dowling Jr 860-676-8600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

100 Pearl Street (Address), Hartford (City) CT (State) 06103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 1 6 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vincent J. Dowling Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dowling & Partners Securities LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

BARBARA C. HOWARD
NOTARY PUBLIC
MY COMMISSION EXPIRES APR. 30, 200[illegible]

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To the Managing Member of
Dowling & Partners Securities, LLC:

In our opinion, the accompanying statements of financial condition and the related statements of income, changes in member equity and cash flows present fairly, in all material respects, the financial position of Dowling & Partners Securities, LLC at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 10, 2004

Dowling & Partners Securities, LLC
Statements of Financial Condition
December 31, 2003 and 2002

	2003	2002
Assets		
Cash and cash equivalents	$ 16,305,568	$ 6,583,589
Deposits with clearing organization	204,625	201,297
Commissions receivable	748,445	623,452
Syndicate designation receivable	2,331,588	1,857,426
Securities owned, at fair value (Note 2)	3,874,674	5,762,075
Fixed assets (Note 3)	391,623	443,536
Receivable from Parent Company (Note 6)	-	2,143,700
Other assets	86,777	251,340
Total	$ 23,943,300	$ 17,866,415
Liabilities and Capital		
Liabilities		
Incentive compensation payable	$ 4,731,431	$ 4,419,222
Accounts payable and accrued expenses	689,201	633,677
Distribution payable to Parent Company	2,245,861	1,773,079
Deferred revenue	13,467	395,012
Securities sold not yet purchased	763,340	-
Total liabilities	8,443,300	7,220,990
Member equity	15,500,000	10,645,425
Total	$ 23,943,300	$ 17,866,415

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Business

Dowling & Partners Securities, LLC (the "Company") is a registered broker-dealer located in Farmington, Connecticut. Dowling & Partners Securities initiates securities transactions for a variety of institutional clients on a fully disclosed basis. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the NASD and the Securities Investors Protection Corporation (SIPC). The Company does not receive customer funds or securities during the course of its operations and is exempt from the calculation of a reserve requirement pursuant to Rule 15c3-3 subparagraph (k)(2)(ii) under the Securities Exchange Act of 1934.

On January 1, 2002 all of the Membership Interests of the Company were contributed to Dowling & Partners Holdings, LLC (the "Parent Company") and a portion of the company's various types of capital were distributed to the Parent Company. The capital contributed to the Parent Company was in the form of not readily marketable securities and was transferred over at carrying value due to the fact that both entities have common ownership interests.

Cash and Cash Equivalents

Cash and cash equivalents consist of amounts due from banks and cash on hand with the Company's clearing broker.

Fixed Assets

Fixed assets are valued at cost, less accumulated depreciation. Depreciation is provided as allowed for tax purposes. The differences between these methods and those using estimated useful lives under accounting principles generally accepted in the United States of America is not material.

Securities

Securities owned and securities sold, but not yet purchased, are recorded on a trade date basis and consist of corporate stocks which are classified as trading securities and reported at fair value. The resulting difference between cost and fair value is reported in earnings. For marketable securities, fair values are generally based upon quoted market prices, whereas for non-marketable securities, management estimates cost to approximate the fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the statements of financial condition and results of operations for each year. Actual results could differ from those estimates.

Revenue Recognition

Commissions and expenses resulting from securities transactions initiated for customers are recorded on a trade date basis. Securities transactions in the Company's accounts are also recorded on a trade date basis. Investment banking revenue is recorded as follows: investment banking fees on the offering date (net of sales concessions which are recorded on the settlement date) and underwriting sales participation fees at the time the underwriting is completed and the income is reasonably determinable.

Income Taxes
The Company made an election to be taxed as a Partnership for income tax purposes. This election provides for net income or loss of the Company to be reported on the personal income tax returns of the members. As a result, the Company pays no income tax on its income and receives no income tax benefit from its losses.

2. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned consist of marketable and not readily marketable securities. Securities owned consist of the following as of December 31:

	2003		2002	
	Owned	Sold Not Yet Purchased	Owned	Sold Not Yet Purchased
Equities	$ 3,874,674	$ 763,340	$ 5,680,775	$ -
Equities not readily marketable, at estimated fair value	-	-	81,300	-
	$ 3,874,674	$ 763,340	$ 5,762,075	$ -

3. Fixed Assets

Fixed assets consist of the following at December 31:

	2003	2002
Equipment	$ 418,702	$ 389,208
Furniture and fixtures	915,141	744,171
Leasehold improvements	9,048	13,179
	1,342,891	1,146,558
Accumulated depreciation	(951,268)	(703,022)
Total	$ 391,623	$ 443,536

4. Concentration of Credit Risk and Off-Balance-Sheet Credit Risk

The Company maintains cash and cash equivalent balances at financial institutions in excess of federally insured limits. At December 31, 2003 and 2002, uninsured cash and cash equivalent balances aggregated $16,205,568 and $6,483,589, respectively.

The Company, as part of its normal brokerage activities, assumes short positions in securities sold, but not yet purchased. The establishment of short positions exposes the Company to off-balance-sheet risk in the event the securities' price increase, as the Company may be obligated to acquire the securities at prevailing market prices.

Pursuant to its agreement with a carrying broker, the Company would be financially responsible to compensate the carrying broker for losses suffered as a result of doing business with the Company's customers. Such potential losses represent off-balance-sheet risk to the Company. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business. The carrying broker has a lien on all assets of the Company. The Company maintains a required deposit of at least $200,000 held with the carrying broker. As the right to charge the Company has no maximum amount and applies to all trades executed through the carrying broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2003, the Company has recorded no liabilities with regard to the right.

5. Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934. Under the Company's current operations, such Rule prohibits the Company from engaging in any securities transactions unless minimum net capital of the greater of 6-2/3% of aggregate indebtedness or $100,000 is maintained. Additionally, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital.

At December 31, 2003, the Company had net capital for regulatory purposes of $13,245,145 and a minimum net capital requirement of $380,070. The ratio of aggregate indebtedness to net capital was .43 to 1 at December 31, 2003.

6. Related Party Transactions

The Company currently leases office space from an entity owned by certain of the Company's members. Rent expense for this lease amounted to $200,742 and $203,960 during 2003 and 2002, respectively.

In 2002, the Company and a related entity jointly produced a research publication. Included in revenues are $2,898,950 and included in expenses are $1,908,297 in 2002 related to this publication. The Company terminated its agreement to jointly produce this research publication as of December 31, 2002.

The receivable from the Parent Company on the balance sheet at December 31, 2002 relates to a capital contribution to the Parent Company. This receivable was settled in cash on January 28, 2003.

7. Commitments

Lease Commitments

The Company leases certain of its offices under operating leases which contain renewal options for periods up to five years at the then fair market rents. Rent expense under these leases was approximately $261,122 for the year ended December 31, 2003.

As of December 31, 2003, future minimum lease payments under noncancellable leases were:

Year	Amount
2004	$ 308,311
2005	290,420
2006	106,897
Thereafter	-
	$ 705,628